Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758
February 3, 2022

VIA EDGAR TRANSMISSION

Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 75 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-227298, 811-23377
Dear Ms. Hunter-Ceci:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 12, 2022 with respect to the Registration Statement and the Trust’s proposed new series, the Home Appreciation U.S. REIT ETF. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1. Please update the EDGAR series and class information with the Fund’s exchange ticker symbol.

Response: The EDGAR series and class information will be updated with the Fund’s exchange ticker symbol.

2. Provide the completed Fees and Expenses Table and Expense Example prior to effectiveness. Please explain how the line item “Other Expenses” in the Fees and Expenses Table was estimated and how it was determined to be a reasonable estimate of the Fund’s expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Prospectus – Fund Summary - Principal Investment Strategies

3. Please revise the disclosure in the fourth paragraph to describe in further detail the Sub-Adviser’s “flexible weight strategy” with regard to the weightings of Residential REITs in the

Fund’s portfolio. In particular, as it relates to the Sub-Adviser’s review of expected performance of the Residential REITs, please indicate whether there are upper and lower bounds and describe when the Sub-Adviser will review the weightings. Additionally, please further describe how the Sub-Adviser selects investments, the information it considers, and the analysis it conducts.

Response: The Trust responds by revising the fourth paragraph as follows:

“Only Residential REITs meeting the above criteria will be selected for the Fund. Additionally, in selecting investments for the Fund, the Sub-Adviser considers: (i) publicly available information that Residential REITs file periodically, such as financial results; (ii) economic developments that may affect a Residential REIT’s future financial results, such as changes in interest rates, rents, inflation, and economic growth; and (iii) market developments that may affect the availability of loan or equity financing for Residential REITs and thus their long-term stability. The Sub-Adviser will weigh the Fund’s investment in each Residential REIT with flexible weights. Fixed weighting, as opposed to flexible weighting, may force the Sub-Adviser to act without regard to the then-current market or company-specific conditions which could result in unnecessary trading and expenses to the Fund. Flexible weighting avoids forced selling of Residential REITs that are outperforming and avoids forced purchases. The objective of this flexible weighting strategy is to balance the benefits of broader diversification through equal weights with the benefits of allocating a larger share of the Fund’s portfolio to more liquid issuers. The Sub-Adviser will decide the flexible weights based on market conditions and expected performance of the individual Residential REITs and will adjust the weightings when it believes doing so is in the best interest of the Fund. Flexible weights have the potential to incorporate expected performance of the Residential REITs and, if expectations are accurate, flexible weights can incorporate forward-looking performance. Flexible weightings are limited to 10% at the upper bound, with a lower bound of 0% (which will apply to those few companies whose risk or return profile has worsened to a degree where exclusion from the Fund’s portfolio outweighs the benefit of inclusion). The Sub-Adviser intends to review portfolio allocation at least monthly. The Sub-Adviser expects the Fund will hold positions in approximately 25 Residential REITs under normal market conditions.”

4. In the “Principal Investment Strategies” section, please specify the types of derivatives in which the Fund may invest and disclose the associated risks under “Principal Investment Risks.”

Response: The Trust responds by confirming that the Fund may in invest in swap agreements and options related to U.S. real estate. The Trust responds be revising the fifth paragraph as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in Residential REITs. The remainder of the Fund’s net assets (plus any borrowings for investment purposes) typically will be invested in U.S. real estate-related securities that are traded on a U.S. exchange (“Real Estate-Related Securities”). Real Estate-Related Securities may include preferred, common or convertible securities (including warrants ~~and options~~) issued by builders or other real estate development or management companies, Residential REITs that receive less than 75% of their income from the categories specified to meet the definition for Residential REITs, as well as REITs with student housing, manufactured housing, self-storage, and mortgages or any debt securities from these issuers, or backed by residential real estate. The Fund may also invest in ETFs predominantly investing in Real Estate-Related Securities and other securities or derivatives related to U.S. real estate, specifically swap agreements and options.”

The Trust notes that “Derivatives Risk” and “Options Risk” are included in the Fund’s principal risks and responds by adding “Swap Agreements Risk” following “Options Risk” as a sub-risk under “Derivatives Risk” as follows.

Swap Agreements Risk: Swap agreements are entered into primarily with major global financial institutions for a specified period, which may range from one day to more than six months. In a standard swap transaction, two parties agree to exchange the return (or differentials in rates of return) earned or realized on particular predetermined reference assets or underlying securities or instruments. The gross return to be exchanged or swapped between the parties is calculated based on a notional amount or the return on or change in value of a particular dollar amount invested in a basket of securities representing a particular sector or index. Swap agreements are particularly subject to counterparty credit, liquidity, valuation, correlation, and leverage risk. Swap agreements could result in losses if interest rates or credit quality changes are not correctly anticipated by the Fund, if the reference index, security, or investments do not perform as expected, or if the counterparty defaults.

Prospectus - Principal Investment Risks

5. Please consider re-ordering the principal risks in Item 4 and Item 9 of Form N-1A in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Trust responds supplementally by noting that it has reviewed the disclosure under “Principal Risks” and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

6. Please confirm supplementally whether the Fund will invest in contingent convertible capital instruments (“CoCos”) as the Staff may have further comments.

Response: The Trust responds by confirming that the Fund will not invest in contingent convertible capital instruments.

7. Within “Convertible Securities Risk,” please also briefly describe counterparty risk and the impact of counterparty risk on the Fund.

Response: The Trust responds by revising “Convertible Securities Risk” as follows:

“Convertible Securities Risk. Convertible securities rank senior to the issuer’s common stock, but may be subordinate to senior debt obligations. In part, the total return for a convertible security may depend upon the performance of the underlying stock into which it can be converted. Synthetic convertibles may respond differently to market fluctuations than traditional convertible securities. Convertible securities ~~They~~ are also subject to counterparty risk which is the likelihood or probability that one of the parties involved in an agreement, or participating in a transaction, might default on its contractual obligation. Further, there is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund which could affect the Fund’s performance.”

8. With respect to “New Adviser Risk,” please confirm whether the Sub-Adviser has experience managing other accounts or pooled investment vehicles. If not, please disclose that the Sub-Adviser has no experience managing an ETF which may limit its effectiveness in managing the Fund. Furthermore, if the Sub-Adviser has limited resources, financial or personnel, please also disclose.

Response: The Trust responds by confirming the Sub-Adviser has not previously managed other accounts or pooled investment vehicles and responds by revising the “New Adviser Risk” as presented below. The Trust further notes that the Sub-Adviser having limited resources, financial or personnel, is not applicable.

“New Adviser Risk. The Sub-Adviser is a newly registered investment adviser and has not previously served as an adviser or sub-adviser to an investment company. As a result, there is no long-term track record against which an investor may judge the Sub-Adviser and it is possible that the Sub-Adviser may not achieve the Fund’s intended investment objective. Further, the Sub-Adviser has no prior experience managing an ETF which may limit its effectiveness in managing the Fund.”

9. The Staff notes that as of January 11, 2022, Armada ETF Advisors LLC (“Armada”) was not a registered investment adviser with the SEC. Please advise the Staff of Armada’s plan to become registered.

Response: The Trust responds by noting that Armada submitted its registration with the SEC on December 16, 2021 and its registration was approved on January 21, 2022 by the SEC (SEC File No.: 801-123057).

Prospectus - How to Buy and Sell Shares

10. The Staff notes that the close of the NYSE is 4:00 p.m. Eastern Time. Under “Determination of Net Asset Value,” please revise the first sentence of the first paragraph to state the close of the NYSE is at 4:00 p.m. rather than 4:15 p.m. Please make corresponding revisions to the SAI as applicable.

Response: The Trust will make the requested revisions to the Prospectus and SAI.

Prospectus - Dividends, Distributions, and Taxes

11. Under the sub-section “Taxes on Distributions,” since the Fund will be principally invested in REITs, please consider including additional tax disclosure if appropriate.

Response: The Trust responds by noting that a “Taxation of REIT Investments” sub-section is included on page 19 of the Prospectus. The Trust further responds by adding the following paragraph to the sub-section as follows:

“Taxation of REIT Investments
In general, qualified REIT dividends that an investor receives directly from a REIT are automatically eligible for the 20% qualified business income deduction. The IRS has issued final Treasury Regulations that permit a dividend or part of a dividend paid by a RIC and reported as a “section 199A dividend” to be treated by the recipient as a qualified REIT dividend for purposes of the 20% qualified business income deduction, if certain holding period and other requirements have been satisfied by the recipient with respect to its Fund shares.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the long-term capital gains character of such gains earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could drastically reduce the Fund’s yield on that investment.”

Statement of Additional Information – Description of Permitted Investments

12. In the “Mortgage-Backed and Asset-Backed Securities” sub-section, please update the discussion of mortgage-related securities issued by the FNMA, including Fannie Maes, and mortgage-related securities issued by the FHLMC, including Freddie Macs, to reflect current regulation.

Response: The Trust responds that the sub-section will be updated accordingly.

13. In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Orders of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing Rule 6c‑11 under the 1940 Act, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting Rule 6c‑11, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with Rule 6c‑11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019)).

Response: The Trust responds supplementally by noting that it does not believe the language identified by the Staff gives the Trust the right to suspend creations under anything other than the extraordinary circumstances identified by the Staff in Rel. Nos. 33-10515 and IC-33140. The language under “Acceptance of Orders of Creation Units” provides the circumstances under which the Trust will reject an order for a creation unit and includes language that an order may be rejected “in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.” The subsequent paragraph provides examples of circumstances under which it would not be practical to issue Creation Units. The Trust believes the circumstances identified fall within the “extraordinary circumstances” identified in the Rule 6c‑11 proposal under which the Staff contemplated that a fund could suspend the issuance of creation units for a limited period of time. The Trust further responds supplementally that it would only suspend creations consistent with the language of Rel. Nos. 33-10515 and IC-33140.

If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.
Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

APPENDIX A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.60%

1 Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$61	$192
A-1